Exhibit 3.1

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

BYLAW AMENDMENT

The Bylaws of Starwood Hotels & Resorts Worldwide, Inc. are hereby amended to add a new Article IX, as set forth below:

“ARTICLE IX
FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of any duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, the charter of the Corporation or these Bylaws, and (iv) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.  In the event that any action or proceeding described in the preceding sentence is pending in the Circuit Court for Baltimore City, Maryland, the parties shall cooperate in seeking to have the action or proceeding assigned to the Business & Technology Case Management Program.”